Exhibit 99.1

Yingli Green Energy Reports Third Quarter 2016 Results

BAODING, China, December 8, 2016-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended September 30, 2016.

Third Quarter 2016 Consolidated Financial and Operating Summary

●	Total net revenues were RMB1,459.6 million (US$218.9 million), compared to RMB2,524.1 million in the second quarter of 2016.

●	Total photovoltaic (“PV”) module shipments[1] were 365.3MW, compared to 662.0MW in the second quarter of 2016.

●	Gross profit and gross margin were RMB80.3 million (US$12.0 million) and 5.5% respectively, compared to RMB460.1 million and 18.2% in the second quarter of 2016. Gross margin on sales of PV modules was 6.2%.

●	Operating loss was RMB226.9 million (US$34.0 million), compared to operating income of RMB158.3 million in the second quarter of 2016.

●	On a non-GAAP[2] basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB25.7 million (US$3.9 million).

●	Net loss[3] was RMB335.4 million (US$50.3 million) and loss per American Depositary Share[4] (the “ADS”) was RMB18.5 (US$2.8). On an adjusted non-GAAP basis, adjusted net loss was RMB263.3 million (US$39.5 million).

“Given the weakened demand in China after the feed-in-tariff adjustments and the oversupply of PV modules in the market, the Company tried to strike a balance between maintaining a healthy operating cash flow and shipment volume in the third quarter of 2016. While we shipped approximately 365MW PV modules, we achieved a positive operating cash flow in the quarter,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Geographically, China accounted for 56.4% of our total PV module shipments in this quarter. Internationally, demand for our PV modules in Japan remained stable and Japan accounted for 30.2% of our total PV module shipments in the quarter. We anticipate Japan will continue to be the most important international market for us in the fourth quarter of 2016 with continued demand for our PV modules.”

[1]	Total PV module shipments include shipments to the Company’s own downstream PV projects. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to its downstream PV projects in the third quarter of 2016.

[2]	All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

[3]	For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

[4]	On December 28, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this press have been retroactively adjusted to reflect the change in ratio for all periods presented.

“The Company has maintained its commitments to research and developments, and through technological upgrade, the efficiency of our patented PANDA n-type monocrystalline solar cells, which could generate electricity on both sides, increased to approximately 21% in the quarter and we expect to increase the efficiency of p-type polycrystalline solar cells to approximately 19% early next year. We will endeavor to further reduce our manufacturing cost and increase the competitive of our PV products through continued technological upgrade and the optimization of our production facilities.”

“Following the feed-in-tariff adjustments, the Company adjusted its marketing strategy in China to deal with the weakened demand and declining price. The Company has given preference to orders with better payment terms in order to accelerate cash turnover, actively participated in the bidding of Top Runner program and other projects in China, and enhanced sales efforts for high efficiency modules with higher margin. Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, we expect our PV module shipments in the fourth quarter of 2016 would be in the range of 600MW to 670MW, and we revise our shipments guidance for full year of 2016 to 2.1GW to 2.2GW,” Mr. Miao concluded.

Third Quarter 2016 Financial Results

Total Net Revenues

Total net revenues were RMB1,459.6 million (US$218.9 million), compared to RMB2,524.1 million in the second quarter of 2016 and RMB2,233.9 million in the third quarter of 2015. Total PV module shipments were 365.3MW, compared to 662.0MW in the second quarter of 2016 and 460.4MW in the third quarter of 2015.

The decrease of total net revenues from the second quarter of 2016 to the third quarter of 2016 was mainly due to the decrease of external PV module shipments from 609.6MW to 365.3MW and the generally lower average selling price of the Company’s PV modules primarily as a result of the decrease of demand in China in the third quarter of 2016.

Gross Profit and Gross Margin

Gross profit was RMB80.3 million (US$12.0 million), compared to RMB460.1 million in the second quarter of 2016 and RMB357.2 million in the third quarter of 2015.

Gross margin was 5.5% in the third quarter of 2016, compared to 18.2% in the second quarter of 2016 and 16.0% in the third quarter of 2015. Gross margin on sales of PV modules was 6.2% in the third quarter of 2016, compared to 18.1% in the second quarter of 2016 and 19.0% in the third quarter of 2015.

The decrease in gross profit from the second quarter of 2016 to the third quarter of 2016 was mainly due to the decrease of external PV module shipments from 609.6MW to 365.3MW. The decrease in gross margin from the second quarter of 2016 to the third quarter of 2016 was primarily due to the increase in unit manufacturing cost as a result of a lower utilization rate of production facilities in the third quarter, inventory provision of RMB51.4 million, as well as the general lower average selling price of the Company’s PV modules in the quarter.

Operating Expenses

Operating expenses were RMB307.1 million (US$46.1 million), compared to RMB301.9 million in the second quarter of 2016 and RMB3,220.2 million in the third quarter of 2015.

Operating Income (Loss) and Margin

Operating loss was RMB226.9 million (US$34.0 million), compared to operating income of RMB158.3 million in the second quarter of 2016 and operating loss of RMB2,863.0 million in the third quarter of 2015.

Operating margin was negative 15.5% in the third quarter of 2016, compared to 6.3% in the second quarter of 2016 and negative 128.2% in the third quarter of 2015.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB25.7 million (US$3.9 million), compared to RMB469.5 million in the second quarter of 2016 and negative RMB2,592.1 million in the third quarter of 2015.

Interest Expense

Interest expense was RMB159.7 million (US$24.0 million) in the third quarter of 2016, compared to RMB158.6 million in the second quarter of 2016 and RMB252.1 million in the third quarter of 2015. The Company’s average interest rate was 5.35% in the third quarter of 2016, compared to 5.09% in the second quarter of 2016 and 6.42% in the third quarter of 2015.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB27.6 million (US$4.1 million) in the third quarter of 2016, compared to RMB27.0 million in the second quarter of 2016 and RMB37.7 million in the third quarter of 2015. The foreign currency exchange gain in third quarter of 2016 was mainly because Japanese Yen and Euro appreciated against Renminbi in the third quarter of 2016 and the Company had a balance of net asset denominated in Japanese Yen and Euro, which was partially offset by the currency exchange loss caused by the depreciation of Renminbi against US dollar in the third quarter of 2016 because the Company had a balance of net liability denominated in US dollar.

Income Tax Benefit (Expense)

Income tax benefit was RMB13.4 million (US$2.0 million) in the third quarter of 2016, compared to income tax expense of RMB1.1 million in the second quarter of 2016 and income tax expense of RMB365.4 million in the third quarter of 2015. The income tax benefit recognized in the third quarter of 2016 was mainly due to the reversal of the income tax expense accrued by the Company’s certain subsidiary in previous quarter, as a result of the actual loss being recognized in the third quarter of 2016.

Net Income (Loss)

Net loss was RMB335.4 million (US$50.3 million) in the third quarter of 2016, compared to net income of RMB71.8 million in the second quarter of 2016 and net loss of RMB3,200.2 million in the third quarter of 2015. Net margin was negative 23.0% in the third quarter of 2016, compared to 2.8% in the second quarter of 2016 and negative 143.3% in the third quarter of 2015. Loss per ADS was RMB18.5 (US$2.8) in the third quarter of 2016, compared to earnings per ADS of RMB4.0 in the second quarter of 2016 and loss per ADS of RMB176.1 in the third quarter of 2015.

Financial Position

As of September 30, 2016, the Company had RMB672.2 million (US$100.8 million) in cash and cash equivalents, increased from RMB596.5 million as of June 30, 2016.

As of September 30, 2016, the Company had RMB293.8 million (US$44.1 million) in restricted cash, increased from RMB258.1 million as of June 30, 2016.

As of September 30, 2016, the Company’s accounts receivable had decreased to RMB2,697.2 million (US$404.5 million) from RMB3,073.2 million as of June 30, 2016. Days sales outstanding were 166 days in the third quarter of 2016, increased from 110 days in the second quarter of 2016 as a result of the significant decrease of total net revenues in the third quarter while the average accounts receivable for the third quarter mainly related to significantly higher sales from previous quarters.

As of September 30, 2016, the Company’s accounts payable was RMB 2,862.1 million (US$429.2 million), compared to RMB 3,111.9 million as of June 30, 2016. Days payable outstanding were 187 days in the third quarter of 2016, compared to 136 days in the second quarter of 2016.

As of September 30, 2016, the Company’s inventory was RMB1,657.5 million (US$248.6 million), compared to RMB1,530.2 million as of June 30, 2016, which was mainly due to the decrease of external PV module shipments from 609.6MW to 365.3MW and was partially offset by the inventory provision of RMB51.4 million. Inventory turnover days were 108 days in the third quarter of 2016, compared to 67 days in the second quarter of 2016.

As of the date of this press release, the Company and its subsidiaries had approximately RMB1,800 million in unutilized short-term lines of credit and approximately RMB1,589 million in committed long-term facilities. The Company and its subsidiaries are exploring financing options to continue to manage the Company and its subsidiaries' liquidity and to enhance their financial flexibility.

Updates on Repayment of Medium-Term Notes

As of the date of this press release, the Company’s subsidiaries had medium-term notes, or MTNs, of RMB2,057.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the "2010 MTNs"), which became due on October 13, 2015; RMB1.4 billion of the MTNs issued in 2011 (the "2011 MTNs"), which became due on May 12, 2016; and RMB300.0 million of the MTNs issued in 2012 (the "2012 MTNs"), which will become due on May 3, 2017. The Company has continued its negotiation with the holders of the 2010 MTNs and 2011 MTNs about revisions to the repayment schedules of the MTNs. As of the date of this press release, the Company has not reached any agreement with the holders of the MTNs or any other party with respect to any concrete financing plan or plan for repayment of the MTNs yet.

Business Outlook for Fourth Quarter and Full year 2016

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 600MW to 670MW for the quarter ending December 31, 2016 and 2.1GW to 2.2GW for the fiscal year of 2016.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, interest expense related to the changes in the fair value of the interest-rate swap and the amortization of the debt discount, the amortization of intangible assets, inventory provision, impairment charge on long-lived assets, gain on disposal of long lived assets and land use rights, provision for prepayments in relation to inventory purchase commitments, and provision for reserve for inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.6685 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of September 30, 2016. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time on December 8, 2016, which corresponds to 9:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +1-845-675-0437

Passcode: 12438040

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy's website for 90 days.

A replay of the conference call will be available until December 16, 2016 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +1-646-254-3697

Passcode: 12438040

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar” or “Yingli”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 17 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31, 2015	As of June 30, 2016	As of September 30, 2016
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	1,587,675	854,619	966,026	144,864
Accounts receivable, net	2,922,479	3,073,205	2,697,237	404,474
Inventories	1,484,314	1,530,214	1,657,515	248,559
Prepayment to suppliers	426,718	685,608	574,296	86,121
Prepaid expenses and other current assets	1,982,196	1,886,520	1,572,256	235,774
Total current assets	8,403,382	8,030,166	7,467,330	1,119,792
Long-term prepayment to suppliers	555,520	374,260	353,822	53,059
Land, property, plant and equipment, net	6,846,482	6,535,501	6,334,342	949,890
Project assets	720,286	738,158	734,159	110,094
Land use rights	411,732	407,320	405,000	60,733
Goodwill and intangible assets, net	58,360	58,235	58,172	8,723
Investments in affiliated companies	459,721	459,492	442,894	66,416
Other assets	184,799	184,601	183,612	27,534
Total assets	17,640,282	16,787,733	15,979,331	2,396,241
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	9,124,183	8,922,803	8,870,402	1,330,194
Accounts payable	3,960,458	3,111,889	2,862,132	429,202
Other current liabilities and accrued expenses	2,576,076	2,745,695	2,581,169	387,069
Total current liabilities	15,660,717	14,780,387	14,313,703	2,146,465
Long-term debt, excluding current portion	2,405,898	2,571,848	2,569,955	385,387
Medium-term notes	300,000	-	-	-
Accrued warranty liability, excluding current portion	753,270	789,981	809,331	121,366
Other liabilities	3,232,548	3,290,871	3,299,588	494,803
Total liabilities	22,352,433	21,433,087	20,992,577	3,148,021
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,068
Additional paid-in capital	7,246,760	7,247,359	7,247,794	1,086,870
Accumulated other comprehensive income	180,025	99,322	71,752	10,760
Treasury stock	(127,331)	(127,331)	(127,331)	(19,094)
Accumulated deficit	(13,252,929)	(13,101,537)	(13,436,893)	(2,014,980)
Total Yingli Green Energy shareholders' deficit	(5,939,684)	(5,868,396)	(6,230,887)	(934,376)
Non-controlling interests	1,227,533	1,223,042	1,217,641	182,596
Total shareholders' deficit	(4,712,151)	(4,645,354)	(5,013,246)	(751,780)
Total liabilities and shareholders' deficit	17,640,282	16,787,733	15,979,331	2,396,241

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,651,417	2,123,262	1,240,818	186,071
Other revenues	582,468	400,794	218,769	32,806
Total net revenues	2,233,885	2,524,056	1,459,587	218,877
Cost of revenues:
Cost of PV modules sales	(1,337,845)	(1,739,232)	(1,164,464)	(174,622)
Cost of other revenues	(538,838)	(324,697)	(214,858)	(32,221)
Total cost of revenues	(1,876,683)	(2,063,929)	(1,379,322)	(206,843)
Gross profit	357,202	460,127	80,265	12,034
Selling expenses	(154,059)	(154,556)	(144,450)	(21,662)
General and administrative expenses	(203,438)	(70,514)	(112,177)	(16,821)
Research and development expenses	(87,490)	(42,183)	(40,999)	(6,148)
Impairment of long-lived assets	(3,804,116)	-	-	-
Disposal gain from long lived assets and land use right in relation to Fine Silicon	1,028,876	-	-	-
(Provision for) / reversal of reserve for inventory purchase commitments	-	(34,621)	(9,490)	(1,423)
Total operating expenses	(3,220,227)	(301,874)	(307,116)	(46,054)
Income (loss) from operations	(2,863,025)	158,253	(226,851)	(34,020)
Interest expense	(252,091)	(158,568)	(159,735)	(23,954)
Interest income	4,256	1,017	1,984	298
Foreign currency exchange gain (loss)	37,677	26,954	27,567	4,134
Other income (expenses)	43,835	51,716	2,513	377
Income (loss) before income taxes	(3,029,348)	79,372	(354,522)	(53,165)
Income tax benefit (expenses)	(365,382)	(1,120)	13,353	2,003
Net income (loss)	(3,394,730)	78,252	(341,169)	(51,162)
Less: Loss (gain) attributable to the non-controlling interests	194,499	(6,428)	5,813	872
Net income (loss) attributable to Yingli Green Energy	(3,200,231)	71,824	(335,356)	(50,290)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	(17.61)	0.40	(1.85)	(0.28)
Diluted	(17.61)	0.40	(1.85)	(0.28)
Income (loss) per ADS
Basic	(176.1)	4.0	(18.5)	(2.8)
Diluted	(176.1)	4.0	(18.5)	(2.8)
Net income (loss)	(3,394,730)	78,252	(341,169)	(51,162)
Other comprehensive loss
Foreign Currency exchange translation adjustment, net of nil tax	(83,863)	(74,384)	(26,415)	(3,961)
Comprehensive income (loss)	(3,478,593)	3,868	(367,584)	(55,123)
Less: Comprehensive loss(income) attributable to the non-controlling interest	188,014	(10,571)	4,658	698
Comprehensive loss attributable to Yingli Green Energy	(3,290,579)	(6,703)	(362,926)	(54,425)

Reconciliation of Non-GAAP measures to GAAP measures

	For the three month ended
	September 30, 2015	June 30, 2016	September 30, 2016
	RMB	RMB	RMB	US$
Non-GAAP income (loss)	(423,714)	106,763	(263,315)	(39,488)
Share-based compensation	(1,277)	(318)	(435)	(65)
Impairment of long-lived assets	(3,804,116)	-
(Provision for)/reversal of reserve for inventory purchase commitments	-	(34,621)	(9,490)	(1,423)
Provision for long term prepayment	-	-	(10,672)	(1,600)
Inventory provision	-	-	(51,444)	(7,714)
Disposal gain from long lived assets and land use right in relation to Fine Silicon	1,028,876	-	-	-
Net income (loss) attributable to Yingli Green Energy	(3,200,231)	71,824	(335,356)	(50,290)
Reconciliation of EBITDA measures to loss before income tax & minority interest measures
Income (loss) before income taxes and non-controlling interest	(3,029,348)	79,372	(354,522)	(53,165)
Interest expense	252,091	158,568	159,735	23,954
Interest income	(4,256)	(1,017)	(1,984)	(298)
Depreciation	185,397	229,671	219,881	32,973
Amortization for land use rights and intangible assets	4,038	2,896	2,593	390
EBITDA	(2,592,078)	469,490	25,703	3,854